20549-4561

May 26, 2006

Mr. James Perez Foster
President
Solera National Bancorp, Inc.
924 West Colfax Avenue, Suite 301
Denver, Colorado 80204

Re: Solera National Bancorp, Inc.
   Registration Statement on Form SB-2, amendment number 1
   Filed May 15, 2006
   File Number 333-133004

Dear Mr. Foster:

We have reviewed your amended Form SB-2 and have the following comments. Please note that we have conducted a full review and our accounting staff has no comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Why we are organizing a new bank, page 3

1.   We note the 30 year growth rate provided in the third paragraph. Here and in the body of the text, please expand this disclosure to provide additional information, if available. For example, you might give the growth rate over each of the past three years.

Market Opportunities, page 24

2.   Please revise to briefly disclose the surroundings of the new, main banking office for a reader unfamiliar with the Denver area, noting whether this has any advantage for you in reaching the Denver Hispanic community.

3.   Please revise the seventh paragraph on page 25 to focus on important information for your reader. Is not clear why information about the Hispanic community in Colorado generally has any significance for the success of your company. If retained, specifically relate this to the performance of your new bank.

Background of Organizers…, page 31

4.   Please revise this section so that each history is provided in the same order, either most-recent-to-least or the reverse.

Description of common stock, page 54

5.   As previously requested, please revise the last sentence of the second paragraph to apply to all the securities being registered, including warrants. If correct, confirm that the warrants, when issued, will be fully paid and non-assessable.

Exhibit 5.1

6.   Prior to effectiveness you will need to file an opinion rather than a form of opinion.

General - Accounting

7.   Please update the financial statements in accordance with Item 310 of Regulation S-B.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Mike Volley at 202-551-3437, or to Paul Cline, Senior Accountant, at 202-551-3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: Pam O'Quinn
Fax number 214-855-4300